SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
______________________

FORM 6-K/A

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of August, 2004

MobiFon Holdings B.V.
(Translation of registrant's name into English)

World Trade Center
Strawinskylaan 707
1077 XX Amsterdam, The Netherlands
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

20-F [X]       40-F [  ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [  ]         No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

EXPLANATORY NOTE

MobiFon Holdings B.V. Form 6-K filed as of August 19, 2004 contained an inadvertent filing error whereby:

The Financial Results and Operating and Financial Review and Prospects of the registrant for the quarter and the six-month period ended June 30, 2004 contained an error. Specifically, item entitled "Due to parent and affiliated companies" of $144.189 million was misplaced under Current Liabilities and should have been classified as Long-Term Debt.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MOBIFON HOLDINGS B.V.

By: CLEARWAVE N.V.,
its board of management

CLEARWAVE N.V.

By: /s/ Kees van Ravenhorst

Name: Kees van Ravenhorst
Title: Managing Director
International Wireless Corporation N.V. as
Management Board of ClearWave N.V., in turn
the Management Board of MobiFon Holdings
B.V.

Date: August 20, 2004

EXHIBIT INDEX
Exhibit
Number	Description

99.1	AMENDED: Consolidated Balance Sheet (unaudited) of the registrant for the quarter and the six-month period ended June 30, 2004